For Immediate Release                                    Exhibit 99.1

Contact for Media:    Vincent Power
Sears Canada, Corporate Communications
        416-941-4422
vpower@sears.ca

Sears Canada Reports First Quarter Results

TORONTO, ON - May 20, 2015 - Sears Canada Inc. (TSX: SCC; NASDAQ: SRSC) today announced its unaudited results for the first quarter of Fiscal 2015. Total revenues for the 13-week period ended May 2, 2015 (“the quarter this year”) were $697.2 million compared to $771.7 million for the 13-week period ended May 3, 2014 (“the quarter last year”), a decrease of 9.7%. Same store sales decreased 4.3%. The balance of the decrease in revenues was primarily attributable to revenues from stores closed as a result of termination and amendment of certain store leases and the sale of joint arrangement interests since the end of the quarter last year.

The net loss for the quarter this year was $59.1 million or 58 cents per share compared to $75.2 million or 74 cents per share for the quarter last year. Adjusted EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) for the quarter this year was a loss of $50.5 million compared to a loss of $58.1 million for the quarter last year. Non-recurring charges for the quarter this year and the quarter last year are described in the table titled “Reconciliation of Net Loss to Adjusted EBITDA”, attached. Adjusted EBITDA is a non-IFRS measure.

“We began to see signs that our business was performing better this quarter,” commented Ron Boire, President and Chief Executive Officer, Sears Canada Inc. “Our net loss decreased by over $16 million and our EBITDA loss decreased by almost $8 million. Same store sales, although still negative, decreased by less than in any quarter last year. Still, we know much work lies ahead of us. Our aim is to have a balanced approach to achieve both top-line revenue improvement and profitability. In striving to accomplish this, we are proceeding with our plans to transform the Company, and this primarily involves moving from simply a multi-channel retailer to an effective omni-channel retailer. The transformation involves an integration of products, pricing, marketing, infrastructure and distribution capabilities to allow customers to shop how they want, when they want and where they want. At the same time, we are continuing to improve our product offering, having recently announced new Apparel-related relationships with Cherokee, Liz Lange and Wayne Gretzky as well as our commitment to providing Canadians with our Canada’s Best products in multiple lines across the store.

“Coast to coast, our 19,000 associates are focused on becoming Canada’s Best retailer,” continued Mr. Boire, “and we are working together to achieve this across the enterprise.”

This release contains information which is forward-looking and is subject to important risks and uncertainties. Forward-looking information concerns, among other things, the Company’s future financial performance, business strategy, plans, expectations, goals and objectives. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “intends”, “anticipates” or “does not anticipate” or “believes”, or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although the Company believes that the estimates reflected in such forward-looking information are reasonable, such forward-looking information involves known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information and undue reliance should not be placed on such information.

Factors which could cause actual results to differ materially from current expectations include, but are not limited to: the Company’s inability to compete effectively in the highly competitive retail industry; weaker business performance in the fourth quarter; the ability of the Company to successfully implement its strategic initiatives; changes in consumer spending; ability to retain senior management and key personnel; ability of the Company to successfully manage its inventory levels; customer preference toward product offerings; the results achieved pursuant to the Company’s credit card marketing and servicing alliance with JPMorgan Chase Bank, N.A. (Toronto Branch); ability to secure an agreement with a financial institution for the management of the credit and financial services operations upon expiry of the current agreement, whether on terms and conditions which are comparable to those under our existing credit card marketing and servicing alliance with JPMorgan Chase or materially less favourable terms and conditions, or to secure any such agreement at all; disruptions to the Company’s computer systems; economic, social, and political instability in jurisdictions where suppliers are located; structural integrity and fire safety of foreign factories; increased shipping costs, potential transportation delays and interruptions; damage to the reputations of the brands the Company sells; changes in the Company’s relationship with its suppliers; the Company’s reliance on third parties in outsourcing arrangements; willingness of the Company’s vendors to provide acceptable payment terms; the outcome of product liability claims; any significant security compromise or breach of the Company’s customer, associate or Company information; the outcome of pending legal proceedings; compliance costs associated with environmental laws and regulations; maintaining adequate insurance coverage; seasonal weather patterns; ability to make, integrate and maintain acquisitions and investments; general economic conditions; liquidity risk and failure to fulfill financial obligations; fluctuations in foreign currency exchange rates; the credit worthiness and financial stability of the Company’s licensees and business partners; possible limits on our access to capital markets and other financing sources; interest rate fluctuations and other changes in funding costs and investment income; the possibility of negative investment returns in the Company’s pension plan or an increase to the defined benefit obligation; the impairment of intangible and other long lived assets; the possible future termination of certain intellectual property rights associated with the “Sears” name and brand names if Sears Holdings Corporation (“Sears Holdings”) reduces its interest in the Company to less than 10.0%; possible changes in the Company’s ownership by Edward S. Lampert, ESL Investments and other significant shareholders; productivity improvement and cost reduction initiatives and whether such initiatives will yield the expected benefits; competitive conditions in the businesses in which the Company participates; new accounting pronouncements, or changes to existing pronouncements, that impact the methods the Company uses to report our financial position and results from operations; uncertainties associated with critical accounting assumptions and estimates; and changes in laws, rules and regulations applicable to the Company. Information about these factors, other material factors that could cause actual results to differ materially from expectations and about material factors or assumptions applied in preparing forward looking information, may be found in this release as well as under Section 3(k) “Risk Factors” in the Company’s most recent AIF, Section 12 “Risks and Uncertainties” in the MD&A in the Company’s most recent annual report and under Section 11 “Risks and Uncertainties” in the MD&A in the Company’s most recent interim report and elsewhere in the Company’s filings with Canadian and U.S. securities regulators.

All of the forward looking statements included in this release are qualified by these cautionary statements and those made in the “Risk Factors” section of the Company’s most recent AIF, in the “Risks and Uncertainties” section of the Company’s most recent annual and interim MD&A and the Company’s other filings with Canadian and U.S. securities regulators. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully, and readers should not place undue reliance on forward looking statements made herein or in our other filings with Canadian and U.S. securities regulators. The forward looking information in this release is, unless otherwise indicated, stated as of the date hereof and is presented for the purpose of assisting investors and others in understanding the Company’s financial position and results of operations as well as the Company’s objectives and strategic priorities, and may not be appropriate for other purposes. The Company does not undertake any obligation to update publicly or to revise any forward looking information, whether as a result of new information, future events or otherwise, except as required by law.

Sears Canada is a multi-channel retailer with a network that includes 167 corporate stores, 197 Hometown stores, over 1,300 catalogue and online merchandise pick-up locations, 85 Sears Travel offices and a nationwide repair and service network. The Company also publishes Canada's most extensive general merchandise catalogue and offers shopping online at www.sears.ca.

SEARS CANADA INC.
RECONCILIATION OF NET LOSS TO ADJUSTED EBITDA
For the 13-week periods ended May 2, 2015 and May 3, 2014

Unaudited

	First Quarter
(in CAD millions, except per share amounts)	2015	2014
Net loss	$(59.1)	$(75.2)
Transformation expense[1]	—	7.6
(Gain) costs on settlement of retirement benefits[2]	(5.1)	0.8
Lease exit costs[3]	—	3.8
SHS warranty and other costs[4]	—	6.6
Depreciation and amortization expense	12.5	23.6
Finance costs	3.9	2.5
Interest income	(0.2)	(0.7)
Income tax recovery	(2.5)	(27.1)
Adjusted EBITDA[5]	(50.5)	(58.1)
Basic net loss per share	$(0.58)	$(0.74)

1	Transformation expense during Q1 2014 relates primarily to severance costs incurred during the period.
2	(Gain) costs on settlement of retirement benefits relate to the settlement of retirement benefits of eligible members covered under the non-pension retirement plan during Q1 2015 and Q1 2014.
3	Lease exit costs relate primarily to costs incurred to exit certain properties during Q1 2014.
4	SHS warranty and other costs represent the estimated costs to the Company related to potential claims for work that had been performed prior to SHS announcing it was in receivership.
5
Adjusted EBITDA is a measure used by management, the retail industry and investors as an indicator of the Company’s performance, ability to incur and service debt, and as a valuation metric. Adjusted EBITDA is a non-IFRS measure.

SEARS CANADA INC.
RECONCILIATION OF TOTAL MERCHANDISING REVENUE TO SAME STORE SALES
For the 13-week periods ended May 2, 2015 and May 3, 2014

Unaudited

	First Quarter
(in CAD millions)	2015	2014
Total merchandising revenue	$697.2	$770.0
Non-comparable store sales	171.6	203.6
Same store sales[1]	525.6	566.4
Percentage change in same store sales	(4.3)%	(7.6)%
Percentage change in same store sales by category
Apparel & Accessories	(9.9)%	—%
Home & Hardlines	(0.8)%	(12.3)%

1
Same store sales represents merchandise sales generated through operations in the Company’s Full-line, Sears Home, Hometown, Outlet and Corbeil stores that were continuously open during both of the periods being compared. More specifically, the same store sales metric compares the same calendar weeks for each period and represents the 13-week periods ended May 2, 2015 and May 3, 2014. The calculation of same store sales is a performance metric and may be impacted by store space expansion and contraction. The same store sales metric excludes the Direct channel.